

July 14, 2014

Via E-mail
Brian W. Kocher
Principal Executive Officer
ChiquitaFyffes Limited
Riverside One
Sir John Rogerson's Quay
Dublin 2, Ireland

>   Re: **ChiquitaFyffes Limited**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed July 8, 2014**
>   **And Documents Incorporated by Reference**
>   **File No. 333-195564**

Dear Mr. Kocher:

        We have reviewed your responses to the comments in our letter dated June 26, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your amended filing.

Tax Consequences of the Combination, page 122

U.S. Federal Income Tax Considerations – Chiquita and ChiquitaFyffes, page 122

1. We note that you have filed a long-form U.S. tax law opinion related to the application of Sections 368 and 367(a)(1) of the Internal Revenue Code of 1986 to the combination. To the extent you file a long-form U.S. tax law opinion, the opinion and the disclosure in the prospectus must be consistent. Refer to Section III.B.1 of Staff Legal Bulletin No. 19. We note that the disclosure in the prospectus with respect to these code sections is not consistent with the long-form opinion. Please reconcile the U.S. tax law opinion and the associated prospectus disclosures.

2. We note your response to our prior comment 11 and reissue in part. We note that the long-form U.S. tax law opinion is limited to the application of Sections 368 and 367(a)(1) of the Internal Revenue Code of 1986 to the combination. We also note that this section includes representations as to other material tax consequences to certain investors. For example, this section includes representations as to the tax consequences related to the ownership and disposition of ChiquitaFyffes ordinary shares and the passive foreign investment company status of ChiquitaFyffes. Please expand the long-form U.S. tax law opinion to opine upon the other material tax consequences or explain why these other tax consequences are not material to investors.

Scope of Discussion, page 122

3. Please refer to the first paragraph. Please delete the term "generally" from the first and second sentence. The inclusion of the term raises concern that counsel has omitted a material tax consequence with respect to the referenced investors. Refer to Section III.C.1 of Staff Legal Bulletin No. 19. Please also revise the fourth paragraph accordingly.

4. We note your response to our prior comment 13 and reissue in part. We note your disclosure in the fourth paragraph that "this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advise with respect to any specific holder." Investors are entitled to rely on the opinions as expressed. Please delete this inappropriate disclaimer and limitation on reliance. We will not object if the section recommends that investors consult their own tax advisors with respect to their personal tax consequences which may vary for investors with different tax situations. The disclosure, however, may not disclaim reliance for the tax matters on which counsel has opined. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Irish Tax Considerations, page 128

5. We note that you have filed a short-form Irish tax law opinion. The short-form Irish tax law opinion and the tax disclosures in the prospectus both must state clearly that the disclosures in the tax consequences sections of the prospectus are the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Please revise this section to state clearly that the tax consequences discussed in this section are counsel's opinion.

Expense Reimbursement Agreement, page 156

6. We note your response to our prior comment 16 and reissue. The disclosure requirement in Item 4(b) of Form S-4 is based upon whether a report, opinion or appraisal materially relating to the transaction has been received from an outside party and whether such report, opinion or appraisal is referred to in the prospectus. The Lazard opinion has been referred to in the prospectus. Please advise whether Chiquita or Fyffes received a copy of the Lazard opinion in connection with its delivery to the Irish Takeover Panel or otherwise. If so, please revise to add a section to the proxy statement/prospectus which includes the information required by Item 1015(b) of Regulation M-A with respect to the Lazard opinion. Refer to Item 4(b) of Form S-4. In this regard, we note that certain disclosures related to Lazard have been provided on pages 100-101. Please also file a copy of the Lazard opinion as an exhibit or furnish a copy as part of the proxy statement/prospectus. Refer to Item 21(c) of Form S-4.

Management's Discussion and Analysis of Financial Condition, page 171

7. We note from your response to our prior comment 18 that you have revised MD&A to address our prior comment. However, we could not find your revised disclosure within the MD&A section. As previously requested, please revise MD&A to explain how the fee paid to Lazard will be accounted for by ChiquitaFyffes in connection with the consummation of the merger transaction. In this regard, we note that the fee consists of $4,000,000 for Lazard's services in connection with the combination of which $500,000 became payable upon entry into the transaction agreement and announcement of the combination on March 10, 2014, and the balance of which is contingent upon consummation of the combination. Please revise your MD&A discussion accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 195

8. We note from your response to our prior comment 19 that the terms and conditions of the Fyffes transaction and retention bonuses have not been finalized. As previously requested, to the extent that these bonus arrangements are finalized prior to the planned effectiveness of this registration statement, please revise the pro forma balance sheet to include a pro forma adjustment giving effect to these bonus arrangements.

9. We note from your response to our prior comment 21 that the performance objectives related to the second tranche of the retention award have not been finalized. If the performance objectives related to the second tranche of the retention award are established and finalized prior to the effectiveness of this registration statement, please revise the pro forma statements of operations to include adjustments giving effect to compensation expense associated with the second tranche of the retention awards.

Unaudited Pro Forma Condensed Combined Statement of Income for the year ended December 31, 2013, page 199

10. Since it appears that a pro forma adjustment to your income tax provision for the year ended December 31, 2013 is also included in footnote (B)(2) on page 209, please revise to also provide footnote (2) next to your pro forma adjustments to the provision for income taxes.

Brian W. Kocher
ChiquitaFyffes Limited
July 14, 2014
Page 4

Note 4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments as of March 31, 2014, page 202

Note (B) Pro Forma Adjustments, page 203

(1) Pro Forma Adjustments, page 203

(f) Equity, page 205

11. We note from your response to our prior comment 27 that the Fyffes portion of unrecorded combination related transaction costs, of $8,500 was recorded as an adjustment to purchase price in Note 3 and not accumulated deficit because ChiquitaFyffes believes the Fyffes portion will be a pre-combination expense and will be reflected in Fyffes historical financial statements. Please explain to us where this $8,500 has been reflected as a purchase price adjustment in Note 3 to the pro forma financial statements.

Chiquita Profit Forecast, page 329

12. We note from your response to our prior comment 28 that you are projecting US GAAP operating income (or EBIT) of $69 to $89 million for the year ended December 31, 2014, and you have projected depreciation and amortization of $61 million for the fiscal year ending December 31, 2014. However, we do not believe that your response and revised disclosure adequately address our prior comment. Please explain to us, and revise to specifically disclose, the nature of the assumptions that support the significant increase in projected EBITDA and projected operating income for the year ended December 31, 2014 from the historical amounts for the year ended December 31, 2013.

13. We also note from your response to our prior comment 28 that you have revised the Chiquita profit forecast to provide a reconciliation of projected EBITDA to the most comparable GAAP measure, namely operating income. As outlined in Question 103.02 of the *Division of Corporation Finance's Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures*, operating income or EBIT is not considered to be the most directly comparable GAAP financial measure because EBITDA makes adjustments for items that are not included in operating income. Accordingly, please revise to reconcile projected EBITDA for 2014 to projected net income for the period. Alternatively, if you are unable to provide this disclosure because forecasted net income for 2014 is not available, please revise to provide a reconciliation of historical EBITDA for 2013 with Chiquita's net loss for this period.

Fyffes Unaudited Interim Financial Statements for the Three Months Ended March 31, 2014

Condensed Group Statements of Movements in Equity, page F-60

14. We note from your response to our prior comment 33 that the €985,000 credit to the income statement resulted from a "true-up" of estimated compensation expense for the differences between the number of instruments expected to vest and the actual number of instruments vested. In light of the significance of this amount to the income statement for the three months ended March 31, 2014, we believe that you should revise your notes to the financial statements to explain the nature of this amount and how the amount was calculated or determined. Your response and your disclosure should also explain why this adjustment was not recognized until the first quarter of 2014.

Exhibit 8.1

15. Please refer to the first paragraph on page 3. We note the disclosure that "[t]his opinion is furnished to you solely for your benefit in connection with the Reorganization and is not to be relied upon by anyone else without our prior written consent." Investors are entitled to rely on the opinions as expressed. Please have counsel delete this inappropriate disclaimer and limitation on reliance. In this regard, any language which states or implies that the tax opinion is "only" for the benefit of the company is unacceptable. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        David J. Friedman, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP